                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15f-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 1999

                       SANTA FE INTERNATIONAL CORPORATION
                 (Translation of Registrant's name into English)
   Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648
                    (Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


              Form 20-F  [ X ]                    Form 40-F  [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                    Yes  [   ]                           No  [ X ]


 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 - ________.]

Note: The following disclosure has been prepared to conform to the disclosure called for in Quarterly Reports on Form 10-Q filed with the U. S. Securities and Exchange Commission.


           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                          TABLE OF CONTENTS TO FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 1999



                                                                                                   Page No.
                                                                                                  -----------
COVER PAGE                                                                                            1

DOCUMENT TABLE OF CONTENTS                                                                            2

PART I - FINANCIAL INFORMATION

           Item 1.  Financial Statements (Unaudited)

                  Consolidated Statements of Operations and Retained Earnings
                  for the Three Months ended September 30, 1999 and 1998 and the
                  Nine Months ended September 30, 1999 and 1998                                       3

                  Consolidated Balance Sheets as of September 30, 1999 and
                  December 31, 1998                                                                   4

                  Consolidated Statements of Cash Flows for the Nine Months ended
                  September 30, 1999 and 1998                                                         5

                  Notes to the Consolidated Financial Statements                                      6

           Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
           Operations                                                                                 9

           Item 3.  Quantitative and Qualitative Disclosures about Market Risk                        16

PART II - OTHER INFORMATION                                                                           16

SIGNATURES                                                                                            17

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                   (Unaudited)
          (U.S. dollars, in thousands, except share and per share data)


                                                                 Three Months ended                     Nine Months ended
                                                                    September 30,                         September 30,
                                                          --------------------------------      --------------------------------
                                                               1999               1998               1999               1998
                                                          -------------      -------------      -------------      -------------
Operating revenues                                        $     143,599      $     201,085      $     489,117      $     600,012
Operating costs                                                  86,523            101,068            268,162            311,511
                                                          -------------      -------------      -------------      -------------
     Operating margin                                            57,076            100,017            220,955            288,501

Other operating costs and expenses:
  Depreciation and amortization                                  17,653             13,267             53,121             39,914
  General and administrative                                      4,351              5,426             14,870             17,019
  Gain on sale of assets                                             10               (241)              (371)              (696)
                                                          -------------      -------------      -------------      -------------

Operating income                                                 35,062             81,565            153,335            232,264

Other income (expense):
  Investment income                                               3,142              1,188              6,957              3,992
  Other, net                                                       (261)               161             (1,199)            (3,960)
                                                          -------------      -------------      -------------      -------------
Income before provision for taxes on income                      37,943             82,914            159,093            232,296
Provision for taxes on income  (Note 4)                           6,109             10,180             25,614             27,823
                                                          -------------      -------------      -------------      -------------
Net income                                                       31,834             72,734            133,479            204,473
                                                          -------------      -------------      -------------      -------------
Retained earnings as of the beginning of the period             652,448            410,297            558,260            286,001
Dividends declared ($0.0325 per share per quarter)               (3,730)            (3,721)           (11,187)           (11,164)
                                                          -------------      -------------      -------------      -------------
Retained earnings as of the end of the period             $     680,552      $     479,310      $     680,552      $     479,310
                                                          =============      =============      =============      =============
Income per Ordinary Share:
      Basic and Diluted                                   $        0.28      $        0.64      $        1.16      $        1.79
                                                          =============      =============      =============      =============
Weighted average ordinary and ordinary
   equivalent shares used in Income per
   Ordinary Share computations:
      Basic                                                 114,733,469        114,500,300        114,732,897        114,500,221
                                                          =============      =============      =============      =============
      Effect of dilutive employee stock options                 875,527             10,729            725,894            114,982
                                                          -------------      -------------      -------------      -------------
      Diluted                                               115,608,996        114,511,029        115,458,791        114,615,203
                                                          =============      =============      =============      =============

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                 (U.S. dollars, in thousands, except share data)


                                                                         September 30, 1999      December 31, 1998
                                                                         ------------------      ------------------
                                                       ASSETS
Current assets:
  Cash and cash equivalents                                              $          109,846      $          124,314
  Marketable securities                                                             108,934                      --
  Accounts receivable                                                               123,460                 161,728
  Inventories                                                                        42,155                  51,481
  Prepaid expenses and other current assets                                          11,797                  14,913
                                                                         ------------------      ------------------
    Total current assets                                                            396,192                 352,436
                                                                         ------------------      ------------------
Property and equipment, at cost                                                   2,112,055               2,030,756
  Less accumulated depreciation and amortization                                 (1,033,228)               (981,555)
                                                                         ------------------      ------------------
  Property and equipment, net                                                     1,078,827               1,049,201
Other noncurrent assets                                                              56,242                  52,099
                                                                         ------------------      ------------------
    Total assets                                                         $        1,531,261      $        1,453,736
                                                                         ==================      ==================

                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                       $           35,281      $           74,603
  Accrued liabilities                                                               103,417                 107,057
                                                                         ------------------      ------------------
    Total current liabilities                                                       138,698                 181,660
Other noncurrent liabilities                                                         39,566                  44,852
                                                                         ------------------      ------------------
    Total liabilities                                                               178,264                 226,512
Commitments and contingencies (Note 3)
Shareholders' equity:
  Ordinary shares par value $.01; 600,000,000 shares authorized,
      114,960,648 and 114,762,469 shares issued and outstanding at
      June 30, 1999 and December 31, 1998, respectively                               1,150                   1,148
  Additional paid-in capital                                                        671,295                 667,816
  Retained earnings                                                                 680,552                 558,260
                                                                         ------------------      ------------------
    Total shareholders' equity                                                    1,352,997               1,227,224
                                                                         ------------------      ------------------
    Total liabilities and shareholders' equity                           $        1,531,261      $        1,453,736
                                                                         ==================      ==================

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                          (U.S. dollars, in thousands)


                                                                    Nine Months ended September 30,
                                                                    ------------------------------
                                                                        1999              1998
                                                                    ------------      ------------
Operating activities:
  Net income                                                        $    133,479      $    204,473
  Adjustments to reconcile net income to net cash provided
       by operating activities:
      Depreciation and amortization                                       53,121            39,914
      Gain on sale of assets                                                (371)             (696)
      Accretion of interest income and gains on sales                     (1,934)             (127)
        of marketable securities
      Deferred  income tax provision (benefit)                               (42)              (76)
  Changes in operating assets and liabilities:
     Accounts receivable                                                  38,268            (2,934)
     Inventories                                                           9,326            (3,001)
     Prepaid expenses and other current assets                             1,067            (4,942)
     Accounts payable                                                    (39,322)           (9,294)
     Accrued liabilities                                                  (7,253)           15,035
  Other, net                                                              (2,952)            7,054
                                                                    ------------      ------------
        Net cash provided by operating activities                        183,387           245,406
Investing activities:
  Capital expenditures                                                   (82,296)         (204,713)
  Advance payments for drilling rigs                                          --           (18,532)
  Proceeds from sales of property and equipment                              519               851
  Maturities of marketable securities                                     45,261             8,220
  Purchases of marketable securities                                    (152,261)               --
  Proceeds from insurance settlement                                          --             6,515
                                                                    ------------      ------------
        Net cash used for investing activities                          (188,777)         (207,659)

Financing activities:
  Dividends paid                                                         (11,179)          (11,164)
  Issuance of shares under the Employee Share Purchase Plan                2,101                --
                                                                    ------------      ------------
        Net cash used for financing activities                            (9,078)          (11,164)
                                                                    ------------      ------------

Net change in cash and cash equivalents                                  (14,468)           26,583
Cash and cash equivalents at beginning of period                         124,314            68,453
                                                                    ------------      ------------
Cash and cash equivalents at end of period                          $    109,846      $     95,036
                                                                    ============      ============

Supplemental disclosures of cash flows information:
  Income taxes paid                                                 $     26,284      $     19,634
                                                                    ============      ============

                       SANTA FE INTERNATIONAL CORPORATION
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 1 - BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

         Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the Government of Kuwait. In a series of transactions during the four years ended December 31, 1996, Holdings and its subsidiaries were reorganized in a manner which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"). The actions taken in connection with the Reorganization have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At September 30, 1999, the Company had declared dividends that had not been paid amounting to $3,730,000.

         The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The preparation of interim financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management has based its assumptions and estimates on facts and circumstances currently known, actual amounts may differ from such estimates.

         The condensed consolidated financial statements included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

         The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month and nine month periods ended September 30, 1999 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 1999. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents and Marketable Securities

         Cash equivalents consist of highly liquid short-term investments that are readily convertible into cash and which at the date of purchase were so near their maturity that they expose the Company to an insignificant risk from changes in interest rates. Cash equivalents are carried at cost plus accrued interest, which approximates fair value. The interest method is used to account for any premium or discount on cash equivalents. The Company's policy is to place its temporary cash investments with high credit quality financial institutions and by policy limit the amount of credit exposure to any one financial institution.

         The Company's marketable securities are classified as available-for-sale securities. Unrealized holding gains and losses on available-for-sale securities are included as a component of other comprehensive income in shareholders' equity, net of the tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The Company does not believe that it is exposed to any significant risks on its investments.

         At September 30, 1999, marketable securities consisted primarily of Eurodollar debt securities and commercial paper. Cost approximates market value.

Income Per Ordinary Share

         The basic and diluted income per Ordinary Share data for the three months and nine months ended September 30, 1999 and 1998, respectively, is calculated based on the weighted average shares outstanding for the periods.

Comprehensive Income

         Effective January 1, 1998, the Company adopted Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income" which established standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the three month and nine month periods ended September 30, 1999 and 1998, respectively, the Company realized no such transactions other than those reported as net income.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

         On September 20, 1999, the Company took delivery of the Galaxy III, a new heavy duty harsh environment jackup rig, the construction of which was contracted in September 1997. The Galaxy III departed the shipyard in late September for transit to the U.K. sector of the North Sea where it will commence work on a three year drilling contract in early December 1999. The final cost of the rig, excluding initial mobilization costs, totaled approximately $179 million, which was approximately 3% over the original budget.

NOTE 4 - INCOME TAXES

         The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction varies from period to period. The provisions for taxes on income for the three month and nine month periods ended September 30, 1999 and 1998, respectively, were recognized based upon the expected annualized relationship.

NOTE 5 - SEGMENT INFORMATION

         At December 31, 1998, the Company adopted Statement of Financial Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". At that time, the Company identified seven reportable segments, defined as different equipment classifications, or by contract terms in the case of drilling related services, as follows: heavy duty harsh environment jackup rigs, semisubmersible rigs, 300 to 350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs, other marine rigs, land rigs and drilling related services. Historically, the Company's platform rig and inland lake barge were combined and reported as "other marine rigs". During the fourth quarter of 1998, the

Company's inland lake barge was retired from service, and, effective January 1, 1999, the Company has reclassified the remaining platform rig to its drilling related services segment.

         The Company evaluates performance and allocates resources based upon the operating margin (operating revenues less operating expenses) generated by the segment. For further details of operating margin by segment, see "Item 2. - Management's Discussion and Analysis of Financial Condition and Results of Operations." There are no intersegment sales and transfers due to the nature of the business of the segments. The following table sets forth operating revenue and segment income for each of the reportable segments and reconciles total segment income to consolidated income before provision for taxes on income.


                                                      Three Months ended September 30,         Nine Months ended September 30,
                                                      --------------------------------        --------------------------------
                                                          1999                1998                1999                1998
                                                      ------------        ------------        ------------        ------------
                                                                                   (in thousands)
OPERATING REVENUES
    Heavy duty harsh environment jackup rigs          $     45,470        $     38,027        $    137,264        $    108,643
    Semisubmersible rigs                                    23,518              29,561              77,105              76,844
    300-350 foot cantilever jackup rigs                     14,163              40,843              70,393             111,545
    200-250 foot jackup rigs                                11,897              33,955              47,058             115,316
    Other marine rigs                                           --               3,238                  --               9,924
                                                      ------------        ------------        ------------        ------------
            Total marine rigs                               95,048             145,624             331,820             422,272
    Land rigs                                               35,705              35,127             106,803             110,046
    Drilling related services                               12,626              20,101              49,557              66,702
    Other                                                      663                 233               1,380                 992
                                                      ------------        ------------        ------------        ------------
            Total operating revenues                  $    144,042        $    201,085        $    489,560        $    600,012
                                                      ============        ============        ============        ============
SEGMENT INCOME
    Heavy duty harsh environment jackup rigs          $     25,103        $     22,314        $     78,542        $     64,046
    Semisubmersible rigs                                    11,274              10,476              39,413              21,245
    300-350 foot cantilever jackup rigs                        179              24,382              25,148              62,610
    200-250 foot jackup rigs                                (2,173)             14,194               3,661              59,345
    Other marine rigs                                           --               1,073                  --               2,667
                                                      ------------        ------------        ------------        ------------
            Total marine rigs                               34,383              72,439             146,764             209,913
    Land rigs                                                5,689               8,248              18,968              26,561
    Drilling related services                                3,396               6,627              13,382              17,227
    Other                                                   (4,055)               (323)            (10,909)             (4,418)
                                                      ------------        ------------        ------------        ------------
            Total segment income                            39,413              86,991             168,205             249,283
                                                      ------------        ------------        ------------        ------------
Unallocated amount:
    General and administrative                               4,351               5,426              14,870              17,019
                                                      ------------        ------------        ------------        ------------
               Operating income                             35,062              81,565             153,335             232,264
                                                      ------------        ------------        ------------        ------------
Other income (expense)                                       2,881               1,349               5,758                  32
                                                      ------------        ------------        ------------        ------------
       INCOME BEFORE PROVISION FOR TAXES ON INCOME    $     37,943        $     82,914        $    159,093        $    232,296
                                                      ============        ============        ============        ============

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The statements regarding future performance and results and the other statements that are not historical facts contained in this report are forward-looking statements. Statements made in this document that state the Company's or management's intentions, hopes, plans, estimates, beliefs, expectations, anticipations or predictions of the future and words of similar import are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements involve risks and uncertainties including, but not limited to, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Company and its subsidiaries could be breached, changes in the markets for oil and natural gas and for drilling rigs and the risks of doing business in changing markets, the success of the Company in implementing its Year 2000 compliance plan and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

         The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and low rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas and client oil company capital programs. Beginning in 1998 and continuing into 1999, several oil and gas companies completed or announced consolidation transactions that have resulted or are likely to result in further adjustments to their exploration and development activity.

         Beginning in 1998 and continuing into 1999, the industry witnessed a substantial decline in oil prices with resulting adverse impact upon rig utilization and rig dayrates. During industry down cycles, drilling companies compete aggressively for contracts at depressed rates and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. Current drilling industry conditions have resulted in a significant decline in demand for drilling rigs which, in turn, has resulted in decreased rig utilization and an increase in the number of idle rigs. As a result, for the nine months ended September 30, 1999, the Company has realized sequential declines in rig utilization and generally lower average rig dayrates, the combination of which has led to decreased operating revenues and net income.

         The Company presently has a number of rigs idle and expects to continue to experience low fleet utilization and dayrates throughout the remainder of 1999 and into 2000. The Company has taken certain actions to minimize its consequent decline in operating margin, such as reducing personnel employment as rigs become idle, deferring certain non-essential operating expenses, reducing land based support personnel, deferring compensation actions and applying other cost reduction measures. The Company will continue to evaluate rig employment conditions and make further adjustments as appropriate. Although the price of crude oil has increased since March 1999, the potential impact of this oil price increase on the Company's results of operations, both as to amount and timing, cannot yet be accurately predicted. The Company believes, however, that higher oil prices for an extended period of time may result in its customers expanding their exploration and production budgets, which in turn may result in increased demand for drilling rigs.

         The following table presents data relating to the Company's operating revenues, operating costs, operating margin, operating income, utilization and average dayrates by segment.

                                                       Three Months ended September 30,          Nine Months ended September 30,
                                                      ---------------------------------         ---------------------------------
                                                          1999                 1998                 1999                 1998
                                                      ------------         ------------         ------------         ------------
                                                                          (in thousands except as indicated)
OPERATING REVENUES
     Heavy duty harsh environment jackup rigs         $     45,470         $     38,027         $    137,264         $    108,643
     Semisubmersible rigs                                   23,518               29,561               77,105               76,844
     300-350 foot cantilever jackup rigs                    14,163               40,843               70,393              111,545
     200-250 foot jackup rigs                               11,897               33,955               47,058              115,316
     Other marine rigs (2)                                      --                3,238                   --                9,924
                                                      ------------         ------------         ------------         ------------
             Total marine rigs                              95,048              145,624              331,820              422,272
     Land rigs                                              35,705               35,127              106,803              110,046
     Drilling related services (2)                          12,626               20,101               49,557               66,702
     Other                                                     220                  233                  937                  992
                                                      ------------         ------------         ------------         ------------
             Total operating revenues                      143,599              201,085              489,117              600,012
                                                      ------------         ------------         ------------         ------------
OPERATING COSTS(1)
     Heavy duty harsh environment jackup rigs               16,042               12,951               45,225               36,272
     Semisubmersible rigs                                   10,918               17,789               32,935               51,951
     300-350 foot cantilever jackup rigs                    11,294               13,945               37,229               41,622
     200-250 foot jackup rigs                               11,659               17,593               36,340               49,409
     Other marine rigs (2)                                      --                2,086                   --                7,075
                                                      ------------         ------------         ------------         ------------
             Total marine rigs                              49,913               64,364              151,729              186,329
     Land rigs                                              23,954               23,592               70,648               72,280
     Drilling related services (2)                           9,007               13,025               35,484               48,875
     Other                                                   3,649                   87               10,301                4,027
                                                      ------------         ------------         ------------         ------------
             Total operating costs                          86,523              101,068              268,162              311,511
                                                      ------------         ------------         ------------         ------------
             OPERATING MARGIN                               57,076              100,017              220,955              288,501
                                                      ------------         ------------         ------------         ------------
     Depreciation and amortization                          17,653               13,267               53,121               39,914
     General and administrative                              4,351                5,426               14,870               17,019
     Loss (gain) on sale of assets                              10                 (241)                (371)                (696)
                                                      ------------         ------------         ------------         ------------
               OPERATING INCOME                       $     35,062         $     81,565         $    153,335         $    232,264
                                                      ============         ============         ============         ============

OPERATING INCOME AS A PERCENTAGE OF REVENUES                  24.4%                40.6%                31.3%                38.7%
                                                      ============         ============         ============         ============

RIG FLEET UTILIZATION (IN PERCENTAGES)
     Heavy duty harsh environment jackup rigs                 92.0%               100.0%                97.3%                97.7%
     Semisubmersible rigs                                     85.1%                86.6%                95.0%                88.0%
     300-350 foot cantilever jackup rigs                      70.7%                97.6%                78.6%                92.9%
     200-250 foot jackup rigs                                 44.9%                86.2%                48.3%                95.0%
             Total marine rigs (2)                            67.4%                92.9%                73.4%                94.3%
     Land rigs                                                66.8%                89.5%                68.3%                89.9%
AVERAGE DAYRATES (IN WHOLE DOLLARS)
     Heavy duty harsh environment jackup rigs         $    107,494         $    103,334         $    103,361         $    101,821
     Semisubmersible rigs                                  100,077              123,686               99,107              106,580
     300-350 foot cantilever jackup rigs                    27,237               56,884               41,022               55,002
     200-250 foot jackup rigs                               31,981               47,556               39,644               49,428
             Total marine rigs (2)                          61,321               65,508               66,245               63,073
     Land rigs                                              17,615               14,828               17,706               15,634


----------------------

(1)      Exclusive of depreciation which is presented separately below.
(2) During the fourth quarter of 1998, the Company's inland lake barge was retired from service, and its remaining marine platform rig has been reclassified as a component of Drilling Related Services effective January 1, 1999.

QUARTERS ENDED SEPTEMBER 30, 1999 AND 1998

         OPERATING REVENUES. Total operating revenues decreased $57.5 million (28.6%). Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $7.4 million (19.6%) primarily due to the impact of Galaxy II operations which began on November 9, 1998 ($13.3 million), partially offset by lower utilization of the Monitor ($3.5 million) and lower average dayrates ($2.4 million). Operating revenues for the Company's three semisubmersibles decreased $6.0 million (20.4%) mainly due to a 19.1% decrease in average dayrates. Revenues from 300-350 foot cantilever jackups decreased $26.7 million (65.3%) primarily because of a 52.1% decrease in average dayrates ($16.8 million) and decreased utilization of rigs in Egypt, Indonesia, Malaysia and Vietnam ($10.8 million), partially offset by increased utilization of the Compact Driller in Thailand ($0.9 million). Revenues from 200-250 foot jackup rigs decreased $22.1 million (65.0%), mainly due to lower utilization ($15.8 million) of rigs in Egypt, Qatar and Venezuela and a 32.8% decrease in average dayrates ($6.3 million). During the fourth quarter of 1998, the inland lake barge Rey del Lago was retired from service and the Company's remaining platform rig in the North Sea, Rig 82, was reclassified as a component of drilling related services. Accordingly, no revenues were earned in the other marine rig category for the quarter ended September 30, 1999 compared to $3.2 million for the same period of 1998. Revenues from drilling related services decreased $7.5 million (37.2%), primarily due to decreased third party rig operations of $7.8 million, partially offset by $0.6 million in revenues from the Company's platform rig that was transferred from other marine rigs effective January 1, 1999. Third party rig operations revenues decreased mainly due to lower activity in the North Sea, Venezuela and Azerbaijan.

         OPERATING COSTS. Total operating costs decreased $14.6 million (14.4%). Operating expenses from heavy duty harsh environment jackup rigs increased $3.1 million (23.9%) primarily due to the impact of Galaxy II operations. Semisubmersible rig operating costs decreased $6.9 million (38.6%) primarily due to non-recurring Rig 140 upgrade expense incurred in 1998. Operating costs for the 300-350 foot cantilever jackups rigs and the 200-250 foot jackup rigs decreased $2.7 million (19.0%) and $5.9 million (33.7%), respectively, primarily due to lower utilization. The retirement of the Company's lake barge and the reclassification of its platform rig to drilling related services led to a decrease in other marine operating expenses of $2.1 million. Operating expenses from drilling related services decreased $4.0 million (30.8%) primarily due to a $4.5 million decrease in expenses from third party operations, partially offset by $0.5 million from the Company's reclassified platform rig. Other operating expenses increased $3.6 million, primarily due to increased provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense decreased $1.1 million (19.8%) primarily due to decreased costs associated with reduced staff and lower employee benefit costs.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $4.4 million (33.1%) for the quarter ended September 30, 1999 as compared with the same period in the prior year. Depreciation of three land rigs that were in service during the quarter ended September 30, 1999, but not in the prior year same period, yielded increased expense of $2.5 million. Addition of the new Galaxy II increased depreciation expense by $1.6 million. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. Other income increased $1.5 million for the quarter ended September 30, 1999, mainly due to $2.0 million increased investment income, primarily due to higher invested balances, partially offset by $0.7 million increased foreign exchange losses resulting from unfavorable exchange rate fluctuations, mainly in Indonesia and Venezuela.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income decreased $4.1 million (40.0%) for the quarter ended September 30, 1999, as compared with the same quarter of 1998, primarily due to lower reportable earnings in Egypt and the North Sea. This situation was partially offset by the initiation of Galaxy II operations in Canada and Rig 135 operations in Trinidad. The Company's annualized effective tax rate increased to 16.1% in 1999 from 12.3% in 1998 due to changes in the mix of reportable earnings generated within the various taxing jurisdictions in which the Company operates.

         NET INCOME. Net income for the quarter ended September 30, 1999 decreased $40.9 million (56.2%) to $31.8 million as compared to $72.7 million for the same period in the prior year. This decrease resulted primarily from $57.5 million decreased operating revenues and increased depreciation and amortization expense of $4.4 million, partially offset by decreased operating expense of $14.6 million, $1.5 million higher other income (expense), net, decreased general and administrative expense of $1.1 million and $4.1 million decreased provision for income taxes.

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         OPERATING REVENUES. Total operating revenues decreased $110.9 million (18.5%). Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $28.6 million (26.3%) primarily due to the impact of Galaxy II operations which began on November 9, 1998 ($35.8 million), partially offset by lower average dayrates ($7.0 million). Revenues from 300-350 foot cantilever jackups decreased $41.2 million (36.9%) primarily because of a 25.4% decrease in average dayrates ($31.7 million) and decreased utilization of rigs in Egypt, Indonesia and Malaysia ($15.9 million), partially offset by increased utilization of the Parameswara ($1.7 million) and Compact Driller ($4.7 million). Revenues from 200-250 foot jackup rigs decreased $68.3 million (59.2%), mainly due to lower utilization ($46.4 million) of rigs in Egypt, Qatar and Venezuela and a 19.8% decrease in average dayrates ($21.9 million). The retirement of the Rey del Lago and the reclassification of the Company's platform rig to drilling related services led to decreased other marine revenues of $9.9 million. Revenues from land rigs decreased $3.2 million (2.9%) primarily due to decreased utilization ($21.2 million) and lower average dayrates earned by rigs in Egypt, Oman, Qatar and Venezuela ($1.7 million), partially offset by $16.2 million increased revenue from three new rigs placed in service in Venezuela and Kuwait and $3.5 million increased average dayrates earned on rigs placed in service in Venezuela in the third quarter of 1998. Revenues from drilling related services decreased $17.1 million (25.7%) due to a $6.8 million decrease in revenues from incentive contracts and decreased third party rig operations revenues of $12.2 million, partially offset by $1.9 million in revenues from the Company's platform rig that was transferred from other marine rigs effective January 1, 1999. Incentive drilling revenues decreased because of a decrease in the number of contracts containing incentive based provisions, primarily in the North Sea, Egypt and Qatar. Third party operations revenues decreased mainly due to fewer contracts in the North Sea and Venezuela, partially offset by increased transportation operations in Kuwait.

         OPERATING COSTS. Total operating costs decreased $43.3 million (13.9%). Operating expenses from heavy duty harsh environment jackup rigs increased $9.0 million (24.7%) primarily due to the impact of Galaxy II operations. Semisubmersible rig operating costs decreased $19.0 million (36.6%) primarily due to non-recurring Rig 140 upgrade costs and lower amortization of mobilization costs for Rig 135. Operating costs for the 300-350 foot cantilever jackup rigs decreased $4.4 million (10.6%), primarily due to lower utilization. Operating costs for the 200-250 foot jackup rigs decreased $13.1 million (26.5%) primarily due to lower utilization of rigs in Egypt, Qatar and Venezuela, partially offset by increased maintenance activity. The retirement of the Company's lake barge and the reclassification of its platform rig to drilling related services led to a decrease in other marine operating expenses of $7.1 million. Operating costs associated with land rigs decreased $1.6 million (2.3%), primarily due to reduced utilization ($7.5 million) and lower personnel costs, repairs and maintenance and other operating costs ($2.4 million), partially offset by costs associated with the deployment of three new rigs in Venezuela and Kuwait ($8.3 million). Operating expenses from drilling related services decreased $13.4 million (27.4%) primarily due to a $4.6 million decrease in expenses from incentive drilling activities and $10.5 decreased expenses from third party rig operations, partially offset by $1.7 million in expense from the Company's reclassified platform rig. Other operating expenses increased $6.3 million, primarily due to increased provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense decreased $2.1 million (12.6%), primarily due to decreased costs associated with reduced staff and lower employee benefit costs.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $13.2 million (33.1%) for the nine months ended September 30, 1999 as compared with the same period in the prior year. Depreciation of three land rigs that were in service during the nine months ended September 30, 1999, but not in the prior year same period, yielded increased expense of $3.7 million, while depreciation of two land rigs placed in service during the third quarter of 1998 provided an additional $1.8 million expense. Addition of the new Galaxy II increased depreciation expense by $4.8 million. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. Other income increased $5.7 million for the nine months ended September 30, 1999, mainly due to $2.1 million decreased foreign exchange losses, primarily from operations in Indonesia and Venezuela, and $3.0 million increased investment income, primarily due to higher invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income for the nine months ended September 30, 1999 decreased $2.2 million (7.9%), primarily due to lower reportable earnings in Egypt and the North Sea. This situation was partially offset by the initiation of Galaxy II operations in Canada and Rig 135 operations in Trinidad. The Company's annualized effective tax rate increased to 16.1% from 12.0% for the same period in 1998 due to changes in the mix of reportable earnings generated within the various taxing jurisdictions in which the Company operates.

         NET INCOME. Net income for the nine months ended September 30, 1999 decreased $71.0 million (34.7%) to $133.5 million as compared to $204.5 million for the same period in the prior year. This decrease resulted primarily from $110.9 million decreased operating revenues and increased depreciation and amortization expense of $13.2 million, partially offset by decreased operating expense of $43.3 million, decreased general and administrative expense of $2.1 million, $5.7 million higher other income (expense), net and $2.2 million decreased provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $183.4 million and $245.4 million for the nine months ended September 30, 1999 and 1998, respectively. The decrease in cash flows from operations was primarily attributable to changes in income before non-cash charges. Investing activities used cash of $188.8 million and $207.7 million for the nine month periods ended September 30, 1999 and 1998, respectively. The $18.9 million decreased usage for investing activities was primarily due to lower capital spending and advance payments related to construction of drilling rigs of $122.4 million and $18.5 million, respectively. Partially offsetting these decreases were $115.2 million increased net purchases and maturities of marketable securities and the non-recurring 1998 receipt of $6.5 million insurance proceeds from the loss of Rig 162 in Saudi Arabia. Capital expenditures totaled $82.3 million and $204.7 million for the nine months ended September 30, 1999 and 1998, respectively, principally related to rig expansion, upgrades and modernization. For the nine month periods, capital expenditures on new land rigs decreased $47.6 million and spending on the heavy duty harsh environment jackup rigs Galaxy II and Galaxy III decreased $37.9 million and $23.7 million, respectively. Investments in marketable securities for the nine months ended September 30, 1999 were primarily for Eurodollar debt instruments and commercial paper with original maturities of more than 90 but less than 365 days. Cash used in financing activities was $9.1 million for the nine months ended September 30, 1999, consisting of $11.2 million in dividends paid, partially offset by $2.1 million generated by the January 1999 issuance of shares under the Company's Employee Share Purchase Plan. For the nine months ended September 30, 1998, the total cash used in financing activities was $11.2 million, consisting solely of dividends paid.

         The capital spending program for 1999 is currently expected to require approximately $131 million, a 22% decrease from the original budget of $167 million. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is expected to require approximately $63 million representing numerous individual transactions spread over the course of the year. Progress payments on the Galaxy III heavy duty harsh environment jackup rig were originally budgeted to require approximately $68 million in 1999, including $8 million for initial mobilization costs. Actual 1999 spending for the Galaxy III, which was delivered from the shipyard on September 20, 1999 and is currently being mobilized to its initial work location, will require approximately $60 million, including initial mobilization costs of approximately $8 million. The final cost of the rig, excluding initial mobilization costs, totaled approximately $179 million, which was approximately 3% over the original budget. Further during 1999, the Company completed the assembly of Rig 180, a new heavy duty land rig that began work in Kuwait on June 22, 1999 incurring cost of approximately $8 million during 1999. It is anticipated that the entire 1999 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

         From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once the Company undertakes a capital project, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. At any time, should plans for rig acquisition, construction or upgrade not be completed, the Company would not have those rigs available to compete in its markets.

         On September 10, 1999, the Company's Board of Directors declared a regular quarterly dividend of $0.0325 per Ordinary Share payable on October 15, 1999 to holders of record at the close of business September 30, 1999. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

         The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1999.

         The Company currently has a $35 million uncommitted credit facility for advances and letter of credit with a major bank, none of which was drawn or subject to standby letters of credit at September 30, 1999.

CURRENCY RISK AND INFLATION

         The Company conducts material business operations in foreign currency environments. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

         Although inflation has not had a significant impact on the Company's results of operations during the past several years, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

CREDIT RISKS

         The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.

IMPACT OF YEAR 2000

         The Company has actively been pursuing solutions to the Millennium Date Change Problem ("Y2K") for approximately three years with initial activities concentrating on Information Technology ("IT") issues. A Company-wide initiative was launched in January 1998 with the formation of the Y2K Office responsible for coordinating the Y2K efforts and reporting directly to the Company's Chief Executive Officer. A Company policy was issued in April 1998 stating a goal of `business as usual' and further specifying that the Company intended to be prepared for Y2K by July 1999 with the responsibility for the preparation allocated to operating and administrative management. Guidance as to minimum requirements included development of a `Quality Plan' document that organized local initiatives complete with milestones and reporting requirements, definitions of conformity and operational significance and an outline of a basic program of awareness, inventory, impact analysis, mitigation, implementation and testing.

         A Company-wide awareness campaign was initiated, with all operational centers visited. At these meetings, Y2K policy and guidance was presented, and the responsibilities of local management were discussed. Eighteen centers have implemented solutions to their Y2K issues with the support of the Y2K office in Dallas, Texas. Continual review and monitoring of remediation and Y2K issues will continue through the first quarter of 2000.

         Due to the diverse geographic location and nature of the Company business activities ranging from the operation of drilling rigs through the procurement and supply of materials, the Y2K problems have been considered in three categories: IT; Field Equipment; and Third Party Relationships. To these three categories, a common set of analyses was applied in order to evaluate the potential for the disruption of business. Evaluation of operational significance of all potentially Y2K sensitive functions or components was critical to subsequent investigation.

         Remediation of the Company's Y2K IT issues is substantially complete. All major corporate software is Y2K compliant and has been modified, tested, deployed and implemented. PC hardware and corporate supported software have been tested appropriately and deemed compliant. Mainframe systems have received a final operating system upgrade incorporating all outstanding Y2K patches. A software application freeze has been imposed for the entire fourth quarter of 1999 during which all major systems and software will be tested to ensure continued Y2K compliance.

         As to field equipment issues, a considerable amount of electrical equipment is used on drilling rigs for control, monitoring and data acquisition. This equipment contains imbedded microprocessors and is potentially Y2K sensitive. A comprehensive inventory of all such equipment has been compiled and assessed as to potential risk and appropriate remedial action. Analysis has shown that many items of equipment are Y2K compliant. Verification of operation of critical items including independent validation is complete. With the exception of non-critical monitoring systems from one manufacturer, non-compliant equipment has been upgraded or replaced and tested with independent validation in accordance with corporate policy. Deployment of outstanding upgrades and testing of the non-critical monitoring systems has been delayed and is expected to be completed during the fourth quarter of 1999.

         In the area of third party relationships, the Company's business relies heavily on the supply of goods and services from outside suppliers and failure of any provider as a result of Y2K issues could cause serious business disruption. In order to minimize potential disruption, all suppliers of goods and services have been surveyed and critical suppliers audited to determine their preparedness for Y2K. This process is now complete. Where doubt exists, alternative sources have been secured if available. Contingency plans have been developed to accommodate such failure, reviewed at a corporate level and are presently being put into place in the field.

         The Company's operations are conducted internationally. In the event that third party Y2K compliance is not timely met in certain areas, operating and administrative management have developed and continue to test contingency plans covering a wide range of issues that could adversely impact business. Corporate guidance has been issued to the field establishing minimum requirements for contingency plans regarding sensitive issues at the rollover period including: air travel, operational shutdowns, banking and financial control and material supply. All major contingency plans have been reviewed at the corporate level. It must, however, be clearly recognized that contingency planning will continue to the millennium rollover date as circumstances dictate.

         Since full verification of Y2K compliance of field equipment is nearing completion, the total cost estimate for the Company-wide Y2K initiative has been revised to $3.1 million, which is a decrease of $2.0 million from the original projection of $5.1 million. However, additional expenses may be incurred as a result of unforeseen circumstances. Total costs incurred through September 30, 1999 were $2.8 million, comprised of $1.4 million in expenditures for the calendar year ended December 31, 1998 and $1.4 million spent during the nine months ended September 30, 1999. Y2K remediation costs are charged to operations on a current basis as incurred.

         The Company has determined that its insurance does not cover costs incurred to remedy Y2K related problems. The Company's insurance may provide reimbursement for physical loss or damage to the Company's insured property that results from a Y2K related incident.

         Company management believes that an effective program is in place and that the Y2K issue has been addressed in a timely manner. Since it is not possible to anticipate all eventualities, particularly where third world countries are concerned, circumstances that impact or interrupt normal business operations could occur. The resulting cost, potential liability and loss of revenue under such circumstances is not subject to quantification and has not been included in estimates as detailed herein.

OTHER

         Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

         The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose a strict liability and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Company operates each of its rigs under a contract either to drill a specified well or number of wells or for a stated period of time, which generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs. The contracts also contain provisions addressing automatic termination or termination at the option of the customer in certain circumstances and may be dishonored or subject to renegotiation in depressed market conditions.

         The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.



                           PART II - OTHER INFORMATION

         Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 5, 1999                 SANTA FE INTERNATIONAL CORPORATION



                                       By: /s/ D. G. Barber
                                          -----------------------------------
                                          D. G. Barber, Senior Vice President
                                            and Chief Financial Officer